UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of July, 2003

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F Y

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No Y

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated July 25, 2003	3 - 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2003	Cameco Corporation

By:

“Gary M.S. Chad”

Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Listed	Share Symbol	web site address:

TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Reports Q2 Earnings from Bruce Power

Saskatoon, Saskatchewan, Canada, July 25, 2003 . . . . . . . . . . . . . . .

Cameco Corporation today announced its interest in the Bruce Power Limited Partnership will contribute $17 million of pre-tax earnings ($11 million after tax or $0.20 per share) to its second quarter results.

For the first six months of the year, Bruce Power will contribute $66 million of pre-tax earnings ($44 million after tax or $0.79 per share). Cameco holds a 31.6% interest in Bruce Power.

Cameco’s full second quarter results will be released on July 31, 2003. Cameco is reporting its share of Bruce Power results today to coordinate with the announcement of TransCanada Corporation’s second quarter results, which also included earnings from Bruce Power.

Bruce B Operations

Bruce Power continued its solid operating performance while one Bruce B reactor was undergoing scheduled maintenance during most of the second quarter. The four Bruce B units achieved a total capacity factor of 77% for the quarter and 88% for the first half of 2003. These units produced about 12 terawatt hours (TWh) during the first half of this year, a 20% increase over the same period last year.

At the end of the second quarter, the Bruce Power site had operated for more than a year without an unscheduled outage and two of the Bruce B units were recently ranked among the top three performing CANDU reactors in the world.

Bruce A Restart

Bruce Power and its owners are committed to carefully and safely bringing two Bruce A reactors into production. The restart schedule and operation of these units at full power are subject to regulatory approval and are affected by many factors inherent in a large and complex project. The Canadian Nuclear Safety Commission (CNSC) is currently reviewing documentation on one unit, which will return to service following final stage commissioning and regulatory approval. The other unit is slated to return about one month later.

Up to the end of June, total capital expenditures on the Bruce A restart were $610 million. In the second quarter, restart costs were approximately $20 million for each reactor per month, which were related primarily to the ongoing cost of salaries for Bruce Power employees and contractors dedicated to the Bruce A units.

Bruce Power Marketing

During the second quarter of 2003, the average Ontario electricity spot price was $48 per megawatt hour while Bruce Power’s average selling price was about $45 per megawatt hour from a mix of contract and spot sales. As a baseload generator, Bruce Power does not set prices in the Ontario market.

In order to reduce its exposure to spot market prices, Bruce Power has a portfolio of fixed price sales contracts. Almost 4 TWh or about 70% of Bruce Power’s output was delivered into fixed price contracts in the second quarter. Roughly the same amount of TWh were delivered into fixed price contracts in the first quarter, but this accounted for 55% of output due to the relatively higher output achieved from all four Bruce B reactors operating at 100%. For the remainder of 2003, approximately half of the planned generation, or about 8 TWh, is covered by fixed price contracts.

Bruce Power Planned Maintenance

Earnings from Bruce Power are directly affected by fluctuations in electricity spot market prices as well as overall plant availability that, in turn, is impacted by scheduled and unscheduled maintenance.

During the second quarter, one Bruce B unit returned to service after a planned maintenance outage. For the remainder of the year there is one planned maintenance outage at one of the four Bruce B units starting toward the end of the third quarter and continuing for almost two months.

Cameco Information

Cameco plans to hold a conference call on August 1, 2003 to discuss the full quarter results. The details of the conference call are available on Cameco’s web site and will be included in the July 31 news release.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

- End -

Media & investor inquiries:	Alice Wong	(306) 956-6337
Investor inquiries:	Bob Lillie	(306) 956-6639